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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*



                         TSI INTERNATIONAL SOFTWARE LTD.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   872879 10 1
                        ---------------------------------
                                 (CUSIP Number)






*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO.  872879 10 1             SCHEDULE 13G        PAGE   2   OF   5   PAGES
         ---------------------                              -----    -----

  (1)     NAMES OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          ERNEST E. KEET
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

          US
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                      119,293
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                       889,884
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                     119,293
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                                 889,884
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,009,177
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
            9.00%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON*
            IN
          ---------------------------------------------------------------------




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ITEM 1.

        (a)    Name of Issuer:
               TSI International Software Ltd.

        (b)    Address of Issuer's Principal Executive Offices:
               45 Danbury Road
               Wilton, CT  06897-0840


ITEM 2.

        (a)    Name of Person Filing:
               Ernest E. Keet

        (b)    Address of Principal Business Office:
               304 Main Avenue, Suite 290
               Norwalk, CT  06851


        (c)    Citizenship:
               U.S.

        (d)    Title of Class of Securities:
               Common Stock

        (e)    CUSIP Number:
               872879 10 1

ITEM 3.        Not applicable.

ITEM 4.        OWNERSHIP

        (a) Amount Beneficially Owned: Ernest E. Keet, the reporting person owns 115,543 shares of Common Stock directly. Mr. Keet also owns 3,750 shares of Common Stock subject to options exercisable within sixty days of February 15, 1999. Mr. Keet is also a trustee of the Ernest E. & Nancy R. Keet Foundation, the record holder of 20,000 shares of Common Stock. Mr. Keet is also the President of Vanguard Atlantic, Limited, the record holder of 869,884 shares of Common Stock. Mr. Keet disclaims beneficial ownership of the shares held by each of the Ernest E. & Nancy R. Keet Foundation and Vanguard Atlantic, except to the extent of his pecuniary interest therein.

        (b)    Percent of Class:   9.00%

        (c)    Number of shares as to which such person has:

               (i)    sole power to vote or direct the vote: 119,293

               (ii)   shared power to vote or direct the vote: 889,884

               (iii)  sole power to dispose or to direct the disposition of:
                      119,293

               (iv)   shared power to dispose or to direct the disposition of:
                      889,884

ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

               Not applicable.




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ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

               Not applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

               Not applicable.

ITEM 8.        IDENTIFICATION AND CLASSIFICATION MEMBERS OF THE GROUP

               Not applicable.

ITEM 9.        NOTICE OF DISSOLUTION OF GROUP

               Not applicable.

ITEM 10.       CERTIFICATION

               By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.




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                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: January 22, 1999






                                           ERNEST E. KEET


                                           By: /s/ Ernest E. Keet
                                              ----------------------------